December 1, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Stephanie Hui, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Ms. Hui:

This letter responds to an additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on November 25, 2014, regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the ASG Global Macro Fund (the “Fund”), which was filed with the Commission on September 15, 2014 (the “Registration Statement”). For your convenience, we have summarized the additional comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement became effective automatically on December 1, 2014.

Prospectus

Comment. Include additional disclosure in the first paragraph of the “Principal Investment Strategies” section of the Fund’s prospectus (i) to indicate the Adviser will be pursuing a “global macro” investment strategy and (ii) defining the term “global macro”.

Response. In response to the comment the Registrant has revised the disclosure as follows:

Under normal market conditions, the Adviser will typically use a variety of derivative instruments, including futures and forward contracts, to achieve long and short exposures to the returns of global developed and emerging market equity and fixed-income securities, indices, currencies and commodities. Emerging markets are economies that that the Adviser believes are not generally recognized to be fully developed markets, as measured by gross national income, financial market infrastructure, market capitalization and/or other factors. The Adviser intends to pursue a global macro investment strategy. In general, the term “global macro” refers to a set of investment strategies based upon the analysis and forecast of monetary, political, or other macroeconomic conditions throughout the world. The Adviser will have great flexibility to allocate the Fund’s exposure among various securities, indices, currencies, commodities and other instruments; the amount of the Fund’s assets that may be allocated to derivative strategies and among these various instruments is expected to vary over time. The Fund may also invest in exchange-traded funds (“ETFs”) to achieve certain investment exposures. The Fund may have both “short” and “long” exposures within an asset class. A “short” exposure will benefit when the underlying asset decreases in price. A “long” exposure will benefit when the underlying asset increases in price.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete Assistant Secretary Natixis Funds Trust II

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.